Exhibit G

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF APRIL 9, 2018

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2016, on Form 18-K filed with the Commission on September 29, 2017, as amended by Amendment No. 1 thereto filed on Form 18-K/A with the Commission on February 26, 2018 and Amendment No. 2 thereto filed on Form 18-K/A with the Commission on April 2, 2018. To the extent the information in this Exhibit G is inconsistent with the information contained in such annual report, as amended, the information in this Exhibit G replaces such information. Initially capitalized terms used in this Exhibit G have the respective meanings assigned to those terms in such annual report.

Political Developments

On February 22, 2018, the National Assembly approved a resolution to replace all members of the Credentials Commission (“CC”). The CC has the authority to impeach the President of the Republic and the Justices of the Supreme Court.

On February 23, 2018, Gustavo Valderrama Rodriguez was appointed Vice Minister of Economy. Previously, Mr. Valderrama served as acting Vice Minister of Economy and as Director of Public Policy of the Ministry of Economy and Finance.

On March 12, 2018, the National Assembly elected nine new members to the CC. The CC elected Fernando Carrillo as president, Ana Matilde Gomez as vice president and Elias A. Castillo as secretary.

Recent Government Actions

As of February 22, 2018, the third bridge over the Panama Canal was 80% complete.

On February 24, 2018, President Varela enacted five laws which seek to promote the agricultural sector. With the enactment of these laws, the Government seeks to provide support to agricultural producers that have been affected by adverse climate conditions, promote the development of productive activities in specific agricultural areas and increase the production of rice.

On March 9, 2018, the Government promulgated a resolution containing a list of 20 countries that discriminate economically and commercially against Panama. The list includes eight European Union countries (Croatia, Slovenia, Estonia, France, Greece, Lithuania, Poland and Portugal), Brazil, Chile, Colombia, Peru and Russia, amongst others. The publication of the list is a first step for the potential application of commercial retaliatory measures.

On March 21, 2018, the Electoral Tribunal enacted Decree No. 12 by which the general elections of May 5, 2019 are to be regulated.

On March 27, 2018, the National Commission Against Money Laundering included Venezuelan President Nicolas Maduro along with 54 other current or former government officials and 16 companies in a high-risk list for money laundering and the financing of terrorism. The Government requested financial and non-financial entities to control risks in transactions involving the listed people and entities.

The Panamanian Economy

Economic Performance in 2017

In 2017, Panama’s estimated GDP growth in chained volume measure was 5.4%, compared to 5.0% in 2016. Inflation, as measured by the average CPI with base year 2013, was 0.9% in 2017, compared to 0.7% in 2016.

The Central Government’s current savings in 2017 registered a surplus of U.S.$1,874.6 million (3.2% of nominal GDP) compared to a surplus of U.S.$1,504.1 million in 2016 (2.7% of nominal GDP). The Government’s overall deficit decreased to U.S.$1,819.4 million in 2017 (3.1% of nominal GDP) from U.S.$2,202.9 million in 2016 (4.0% of nominal GDP). In 2017, Panama’s non-financial public sector balance registered an adjusted deficit of U.S.$601.7 million (1.0% of nominal GDP), a decrease from an adjusted deficit of U.S.$827.8 million (1.5% of nominal GDP) in 2016.

The construction sector grew by 8.3% in 2017 compared to 2016, representing 16.7% of GDP. Growth in the construction sector was primarily due to the execution of public and private projects.

The real estate sector grew by 3.4% in 2017 compared to 2016, representing 13.6% of GDP. Growth in the real estate sector was primarily due to an increase in sales of housing properties as a result of the construction of residential buildings in the previous years.

The financial intermediation sector grew by 5.0% in 2017 compared to 2016, representing 7.3% of GDP. Growth in financial intermediation sector was attributable mainly to banking activity.

The manufacturing sector grew by 2.2% in 2017 compared to 2016, representing 5.2% of GDP in 2017. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products, rice, grains and alcoholic beverages.

The public utilities sector grew by 3.6% in 2017 compared to 2016, representing 3.9% of GDP in 2017. Growth in the public utilities sector was primarily due to an increase in the generation of hydraulic, wind, solar and thermal energy.

The agricultural sector grew by 2.5% in 2017 compared to 2016, representing 1.9% of GDP in 2017. Growth in the agricultural sector was primarily due to an increase in the production of rice and corn.

Mining activities increased by 8.3% in 2017 compared to 2016, representing 1.8% of GDP in 2017. Growth in mining activities was primarily due to an increase in the demand for raw materials for the construction industry.

The transportation, storage and telecommunications sector grew by 10.1% in 2017 compared to 2016, representing 13.3% of GDP in 2017. Growth was primarily due to increased operations in the Panama Canal.

The fisheries sector decreased by 2.7% in 2017 compared to 2016, representing 0.4% of GDP in 2017. The decrease in the fisheries sector was primarily due to a decrease in the export of shrimp.

The commerce, hotels and restaurants sector grew by 2.9% in 2017 compared to 2016, representing 20.2% of GDP in 2017. Growth in the commerce, hotels and restaurants sector was primarily due to increase in sales of fuels and associated products.

The public administration sector grew by 15.7% in 2017 compared to 2016, representing 3.3% of GDP in 2017.

The other services sector grew by 4.8% in 2017 compared to 2016, representing 7.8% of GDP in 2017. Growth in this sector was primarily due to increased revenues in higher education teaching, hospital activities, sport activities and the lottery.

The following table sets forth Panama’s principal price indicators for each of the years 2013 through 2017:

TABLE NO. 2

Inflation

(percentage change from previous period) (1)

	2013	2014	2015	2016	2017
Annual Percentage Change:
Consumer Price Index	4.0%	2.6%	0.2%	0.7%	0.9%
Wholesale Price Index:	0.1	(1.6)	(5.7)	(0.8)	—
Imports	(1.9)	(4.7)	(12.0)	(2.4)	—
Industrial products	2.2	0.8	(0.4)	(0.1)	—
Agricultural products	4.0	6.6	6.1	2.8	—

(1)	For 2013, the CPI inflation base year is 2002; for years 2014, 2015, 2016 and 2017, the CPI inflation base year is 2013.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2013 to 2017:

TABLE NO. 3

Gross Domestic Product

	2013 (R)	2014 (R)	2015 (P)	2016 (E)	2017 (E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$32,744.9	$34,404.0	$36,322.3	$38,134.3	$40,176.9
% Change over Previous Year	6.9%	5.1%	5.6%	5.0%	5.4%
Gross Domestic Product in nominal prices (millions of dollars)	$45,600.0	$49,921.5	$54,315.7	$57,820.9	$61,838.2
% Change over Previous Year	12.8%	9.5%	8.8%	6.5%	6.9%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2013 (R)	2014 (R)	2015 (P)	2016 (E)	2017 (E)
Primary Activities:
Agriculture	$753.7	$747.4	$749.1	$748.7	$767.8
Fisheries	162.1	186.2	181.2	166.6	162.1
Mining	513.4	559.2	614.9	657.1	711.8
Total	$1,429.3	$1,492.8	$1,545.2	$1,572.5	$1,641.7
Industrial Activities:
Manufacturing	$1,924.1	$1,992.3	$2,089.6	$2,058.7	$2,103.3
Construction	4,445.1	5,061.5	5,748.7	6,210.7	6,728.1
Total	$6,369.1	$7,053.8	$7,838.3	$8,269.4	$8,831.4
Services:
Public utilities	$1,142.9	$1,274.5	$1,398.6	$1,529.2	$1,583.9
Commerce, restaurants and hotels	7,338.1	7,418.1	7,670.5	7,902.8	8,129.6
Transportation, storage and communications	4,522.5	4,608.6	4,741.5	4,859.0	5,351.1
Financial intermediation	2,342.0	2,436.6	2,619.4	2,790.4	2,930.6
Real estate	4,548.5	4,829.9	5,038.4	5,287.5	5,468.5
Public administration	962.6	1,033.1	1,035.9	1,157.2	1,338.7
Other services	2,668.7	2,765.5	2,855.7	2,990.9	3,133.9
Total	$23,525.2	$24,366.3	$25,359.9	$26,517.1	$27,936.3
Plus Import Taxes(2)	1,441.5	1,535.3	1,625.4	1,832.5	1,816.0
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure(3)	$32,744.9	$34,404.0	$36,322.3	$38,134.3	$40,176.9

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars and include the Central Government, CSS and consolidated agencies. Figures do not include the PCA or CFZ.
(2)	Including value-added tax.
(3)	The discrepancy between each total and the sum of the components of each total is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2013 (R)	2014 (R)	2015 (P)	2016 (E)	2017 (E)
Primary Activities:
Agriculture	3.5%	(0.8)%	0.2%	0.0%	2.5%
Fisheries	10.4%	14.8%	(2.7)%	(8.1)%	(2.7)%
Mining	22.7%	8.9%	10.0%	6.9%	8.3%
Total	10.5%	4.4%	3.5%	1.8%	4.4%
Industrial Activities:
Manufacturing	3.9%	3.5%	4.9%	(1.5)%	2.2%
Construction	26.5%	13.9%	13.6%	8.0%	8.3%
Total	18.7%	10.7%	11.1%	5.5%	6.8%
Services:(2)
Public utilities	5.1%	11.5%	9.7%	9.3%	3.6%
Commerce, restaurants and hotels	2.6%	1.1%	3.4%	3.0%	2.9%
Transportation, storage and communications	2.3%	1.9%	2.9%	2.5%	10.1%
Financial intermediation	8.2%	4.0%	7.5%	6.5%	5.0%
Real estate	6.0%	6.2%	4.3%	4.9%	3.4%
Public administration	(1.3)%	7.3%	0.3%	11.7%	15.7%
Other services	3.5%	3.6%	3.3%	4.7%	4.8%
Total	3.8%	3.6%	4.1%	4.6%	5.4%
Plus Import Taxes(3)	11.1%	6.5%	5.9%	12.7%	(0.9)%
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure	6.9%	5.1%	5.6%	5.0%	5.4%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars and are therefore not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2013 (R)	2014 (R)	2015 (P)	2016 (E)	2017 (E)
Primary Activities:
Agriculture	2.3%	2.2%	2.1%	2.0%	1.9%
Fisheries	0.5%	0.5%	0.5%	0.4%	0.4%
Mining	1.6%	1.6%	1.7%	1.7%	1.8%
Total	4.4%	4.3%	4.3%	4.1%	4.1%
Industrial Activities:
Manufacturing	5.9%	5.8%	5.8%	5.4%	5.2%
Construction	13.6%	14.7%	15.8%	16.3%	16.7%
Total	19.5%	20.5%	21.6%	21.7%	22.0%
Services (2)
Public utilities	3.5%	3.7%	3.9%	4.0%	3.9%
Commerce, restaurants and hotels	22.4%	21.6%	21.1%	20.7%	20.2%
Transportation, storage and communications	13.8%	13.4%	13.1%	12.7%	13.3%
Financial intermediation	7.2%	7.1%	7.2%	7.3%	7.3%
Real estate	13.9%	14.0%	13.9%	13.9%	13.6%
Public administration	2.9%	3.0%	2.9%	3.0%	3.3%
Other services	8.1%	8.0%	7.9%	7.8%	7.8%
Total	71.8%	70.8%	69.8%	69.5%	69.5%
Plus Import Taxes(3)	4.4%	4.5%	4.5%	4.8%	4.5%
Less Imputed Banking Services	—%	—%	—%	—%	—%
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.
(3)	Including value-added tax.
(4)	The discrepancy between the total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

The Panama Canal

In the PCA 2017 fiscal year ending on September 30, 2017, Canal transits increased to 13,548 from 13,114 in fiscal year 2016, while cargo tonnage in fiscal year 2017 increased to 241.0 million long tons from 204.7 million long tons in fiscal year 2016. According to the PCA, toll revenues for fiscal year 2017 reached U.S.$2,238.0 million, an increase of 15.8% compared to U.S.$1,933.0 million in fiscal year 2016.

On average, from the Canal’s fiscal year 2013 to the fiscal year 2017, transits through the Canal decreased by 1.3% and cargo tonnage increased by 2.5%. However, on average, from fiscal year 2013 to fiscal year 2017, toll revenues have increased by 4.0% per annum, primarily due to an increase in toll rates.

As of September 30, 2017, the Canal’s total work force (which includes temporary and permanent employees) was 9,887. Of the 2017 total work force, 7,498 were permanent workers and 2,389 were temporary workers.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2013 through 2017 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2013	13,660	$1,849.6	$212.1
2014	13,481	$1,909.3	$227.5
2015	13,874	$1,994.0	$229.1
2016	13,114	$1,933.0	$204.7
2017	13,548	$2,238.0	$241.0

Source: Panama Canal Authority.

The Panama Canal Expansion Project

As of September 30, 2017, the PCA had allocated approximately U.S.$4.3 billion of internal funding for the expansion project.

As of September 30, 2017, approximately 2,000 neopanamax vessels had transited the new locks of Cocolí, on the Pacific side of the canal, and Agua Clara, on the Atlantic side of the canal. Approximately 54% were container ships, 29% carriers of liquefied petroleum gas and 9% liquefied natural gas vessels. The remaining 8% were cruise ships, tankers and bulk ships.

As of September 30, 2017, GUPCSA had filed 119 claims of which 41 have been resolved. The total amount of the claims for the third set of locks was U.S.$5,863 million and the PCA had paid U.S.$378 million. Claims totaling U.S.$5,209 million have been submitted to arbitration.

The Panama Canal Authority

In fiscal year 2017, the PCA had a surplus of approximately U.S.$1,198.6 million, an increase of 3.0% compared to U.S.$1,163.4 million in 2016. On December 14, 2017, the Board of Directors of the PCA, approved the transfer to the Central Government of U.S.$1,193,809.

The Colón Free Zone

In 2017, total imports to the CFZ were estimated at U.S.$9,214.5 million, a decrease of 0.3% from U.S.$9,238.2 in 2016, while total re-exports were U.S.$10,432.8 million, an increase of 0.1% from U.S.$10,417.5 million in 2016.

On November 2, 2017, the Government of Colombia extended tariffs on imports of certain textiles, apparel and footwear that fall below a specific price floor. The extension includes a 35% tariff on footwear and a 40% tariff on apparel.

Employment and Labor

In August 2017, Panama’s labor force was estimated at 1,902,477 (an increase of 1.5% from 1,873,655 as of August 2016), which represented approximately 64.0% of the total working age population.

In August 2017, the unemployment rate increased to 6.1% compared to 5.5% in August 2016.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2013 through August 2017:

TABLE NO. 9

Labor Force and Employment

	2013	2014	2015	2016	2017
Total Population(1)	3,850.7	3,913.3	3,975.4	4,037.0	4,098.1
Working-Age Population(1)	2,719.8	2,782.1	2,846.6	2,910.0	2,973.3
Labor Force
Employed(1)	1,672.4	1,695.4	1,733.9	1,770.7	1,785.8
Unemployed(1)	71.5	85.9	92.3	102.9	116.6
Total	1,743.8	1,781.3	1,826.1	1,873.6	1,902.5

	(annual percentage change)
Total Population	1.7%	1.6%	1.6%	1.6%	1.5%
Working-Age Population	2.3%	2.3%	2.3%	2.2%	2.2%
Labor Force
Employed	3.4%	1.4%	2.3%	2.1%	0.9%
Unemployed	4.7%	20.2%	7.4%	11.5%	13.3%
Total	3.5%	2.1%	2.5%	2.6%	1.5%

	(in percent)
Labor Force:
Participation Rate(2)	64.1%	64.0%	64.2%	64.4%	64.0%
Employment Rate(3)	95.9	95.2	94.9	94.5	94.0
Unemployment Rate	4.1	4.8	5.1	5.5	6.1

(1)	In thousands.
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.

Source: Office of the Comptroller General.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage (starting at U.S.$1.53 per hour as of January 1, 2018, depending upon the worker’s location and economic activity).

Executive Decree No.75 of December 26, 2017, increased the minimum wage to its current levels by between 4.5% and 6.5%, to between U.S.$1.53 per hour and U.S.$4.45 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company.

Financial System

In 2017, the financial service sector represented 7.3% of GDP in chained volume measure. In 2016, 2015, 2014 and 2013 the financial service sector represented 7.3%, 7.2%, 7.1% and 7.2% of GDP in chained volume measure, respectively.

The Banking Sector

As of December 31, 2017, two official banks, 47 private sector general license banks, 26 international license banks and 13 representative offices constituted the banking sector. Of the 47 private sector general license banks, 17 were incorporated in Panama and the rest abroad.

As of December 31, 2017, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$16.1 billion in assets. Banco Nacional de Panamá (BNP) with U.S.$9.8 billion in assets as of December 31, 2017 was the second largest bank based in Panama. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panamá), S.A., Banco de Crédito del Perú and Banco de Bogotá S.A.

As of December 31, 2017, total assets of the banking sector were $119.7 billion, approximately 1.1% lower than U.S.$121,039 million as of December 31, 2016. As of December 31, 2017, deposits in the banking sector were approximately U.S.$84,280 million, approximately 2.0% lower than U.S.$85,991 million as of the same date in 2016.

The following table sets forth information regarding the largest banks in Panama based on their assets as of December 31, 2017 in each of three categories:

TABLE NO. 17

Largest Banking Institutions

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	US$	9,767
Caja de Ahorros	US$	3,837
General License Banks(2)
Banco General, S.A.	US$	16,127
Banistmo, S.A.	US$	9,523
BAC International Bank Inc.	US$	8,136
International License Banks
Bancolombia (Panama), S.A.	US$	4,851
Banco de Crédito del Perú	US$	2,857
Banco de Bogotá, S.A.	US$	2,591
Popular Bank Ltd. Inc.	US$	1,216

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

The table below sets forth information on the banking sector at December 31 for each of the years 2013 through 2017:

TABLE NO. 18

The Banking Sector (in millions of dollars)

	As of December 31,
	2013	2014	2015	2016	2017
Assets:
Liquid Assets:
Deposits in local banks	$3,046	$3,525	$3,423	$3,194	$3,524
Deposits in foreign banks	13,279	16,801	17,064	18,164	13,724
Other	996	1,034	1,007	1,176	1,249
Total Liquid Assets	17,322	21,360	21,493	22,535	18,498
Loans	60,612	66,044	72,547	74,893	75,479
Investments in Securities	16,245	17,553	19,631	19,946	21,584
Other assets	3,743	3,463	3,516	3,666	4,175
Total Assets	97,922	108,420	117,188	121,039	119,737
Liabilities:
Deposits:
Internal:
Official	6,859	7,641	8,623	9,047	8,443
Public	32,284	34,860	36,692	38,459	40,513
Banks	3,136	3,427	3,654	3,229	3,480
Total Internal Deposits	42,280	45,928	48,968	50,735	52,436
External:
Official	99	1,704	839	198	122
Public	20,145	23,084	25,028	24,678	22,881
Banks	7,586	7,256	8,986	10,380	8,840
Total External Deposits	27,830	32,044	34,853	35,256	31,844
Total Deposits	70,110	77,973	83,821	85,991	84,280
Obligations	14,978	16,368	18,539	18,618	17,725
Other Liabilities	2,827	2,768	2,651	2,935	3,419
Total Liabilities	87,915	97,108	105,011	107,544	105,424
Capital and Reserves	10,007	11,311	12,177	13,495	14,313
Total Liabilities and Capital	$97,922	$108,420	$117,188	$121,039	$119,737

Source: Superintendency of Banks.

Banking Law

On October 06, 2017, Balboa Bank & Trust was acquired by Grupo Bancario BCT, and all economic sanctions imposed on this Bank by the United States in 2016 were lifted.

Public Sector Banking Institutions

Caja de Ahorros, the state-owned savings bank, has 57 branches as well as 214 automated teller machines throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Preliminary total assets of Caja de Ahorros as of December 31, 2017, were U.S.$3.8 billion (a 13% increase from 2016) and total deposits were U.S.$624.3 million (a 61% increase from 2016). Preliminary total net loans held by Caja de Ahorros, as of December 31, 2017, were U.S.$2.5 billion (an 8% increase from 2016). Caja de Ahorros had a preliminary net income of U.S.$30.5 million in 2017, compared to net income of U.S.$12.2 million in 2016.

Other Public Sector Institutions.

The Panamanian public sector includes two other significant institutions that are not part of the banking sector. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. Historically, BDA has experienced significant losses. Under the LUIT, one-half of a surcharge on consumer and commercial loans (which previously was used exclusively to subsidize certain BDA and commercial bank agricultural loans) has been allocated to bolster BDA’s capital. Additionally, the LUIT tightened eligibility for BDA’s subsidized loans. As of December 31, 2017, preliminary figures indicate that BDA had U.S.$173.5 million in net loans on its books. As of December 31, 2017, the total assets of BDA were U.S.$340.4 million. BDA had a net loss of U.S.$9.0 million in 2017. BHN was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of December 31, 2017, preliminary figures indicate that BHN’s net loan portfolio was U.S.$31.6 million and its total assets amounted to U.S.$287.5 million. BHN had a net loss of U.S.$3.4 million in 2017.

Insurance

As of December 31, 2017, there were 26 insurance companies and 3,201 insurance brokerages. The 3,201 insurance brokerages consisted of 2,634 individual brokers, 378 brokerage companies and 189 temporary permissions. The preliminary total registered assets of the insurance companies, as of December 31, 2017, equaled U.S.$3.2 billion. In 2013, the insurance sector grew by 8.0% as compared to 2012; in 2014 the insurance sector grew by 8.9% as compared to 2013, in 2015 the insurance sector grew by 4.1% as compared to 2014, in 2016 the insurance sector grew by 5.7% as compared to 2015 and for the year ended 2017, the insurance sector grew by 9.2% as compared to previous year.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

The share of imports from Central American countries other than Costa Rica was 3.2% of total imports in 2016. Additionally, approximately 8.3% of Panama’s 2016 imports entered Panama from the CFZ.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for 2017 was U.S.$5,319.2 million, an increase of U.S.$93.7 million or 1.8% from U.S.$5,225.5 million in 2016. Reinvested earnings was the source of 67.5% of FDI in 2017, which the government believes is based on continued confidence of investors in the performance shown by the Panamanian economy. In 2017, 12.2% of FDI came from purchases of shares of domestic companies by non-resident investors. The remaining 20.3% of FDI was from other capital. Of gross FDI, U.S.$447.5 million corresponds to capital invested in the CFZ in 2017, an increase of U.S.$117.9 million compared to the same period of 2016.

Balance of Payments

In 2017, Panama registered an estimated overall deficit of U.S.$1,296.4 million, compared to an overall surplus in 2016 of U.S.$1,327.2 million.

For 2017, the current account balance recorded a deficit of U.S.$3,035.9 million, a decrease of 3.9% compared to a current account deficit of U.S.$3,160.1 million in 2016, primarily due to a 6.8% increase in the value of imports to U.S.$21,911.6 million in 2017, compared to U.S.$20,512.9 million in 2016.

For 2017, the capital and financial account balance recorded a surplus of U.S.$5,140.9 million, a decrease of 23.1% compared to a capital and financial account surplus of U.S.$6,687.0 million in 2016. In 2016, the capital and financial account balance recorded a surplus of U.S.$6,687.0 million, an increase of 129.1% compared to a capital and financial account surplus of U.S.$2,919.0 million in 2015, primarily due to increased foreign investment. In 2017, foreign direct investment recorded net inflows of U.S.$5,432.8 million, an increase of 7.8% compared to net inflows of U.S.$5,041.0 million in 2016. In 2017, foreign portfolio investment recorded net inflows of U.S.$441.8 million, compared to net outflows of U.S.$928.6 million in 2016. In 2017, other capital recorded net outflows of U.S.$758.9 million, compared to net inflows of U.S.$693.4 million in 2016.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the CFZ and the significant amount of merchandise passing through it. In 2017, Panama had U.S.$11,645.1 million in non-CFZ merchandise imports, an increase of 8.6% from U.S.$10,719.2 million during 2016. Imports to the CFZ for 2017 were U.S.$9,214.5 million, a 0.3% decrease from U.S.$9,238.1 million for 2016. In 2017, non-CFZ merchandise exports totaled an estimated U.S.$660.0 million, a 3.8% increase compared to U.S.$636.1 million for 2016. CFZ re-exports for 2017 were estimated to be U.S.$10,432.8 million, a 0.1% increase from U.S.$10,417.6 million for 2016.

Excluding the CFZ, Panama has historically registered large merchandise trade deficits. The deficit, excluding the CFZ, was U.S.$10.8 billion (26.9% of GDP in chained volume measure) in 2017, an increase from U.S.$10.2 billion (26.7% of GDP in chained volume measure) during 2016. The deficit, excluding the CFZ, was U.S.$10.1 billion (26.7% of GDP in chained volume measure) in 2016, a decrease from U.S.$10.9 billion (30.1% of GDP in chained volume measure) in 2015. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2017, the merchandise trade deficit including the CFZ was U.S.$9.4 billion (23.5% of GDP in chained volume measure), an increase from U.S.$8.8 billion (23.1% of GDP in chained measure) in 2016. In 2016, the merchandise trade deficit including the CFZ was U.S.$8.8 billion (23.1% of GDP in chained volume measure), a decrease from U.S.$9.7 billion (26.8% of GDP in chained measure) in 2015. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help to offset the merchandise trade deficit. In 2017, the service sector had a net balance of payments surplus of U.S.$11.0 billion, an increase of 7.5% from U.S.$10.2 billion compared to 2016. In 2016, the service sector had a net balance of payments surplus of U.S.$10.2 billion, an increase of 6.4% from U.S.$9.6 billion in 2015. In 2014 and 2013, the service sector had net balance of payments surpluses of U.S.$8.1 billion and U.S.$7.8 billion, respectively.

The following table sets forth Panama’s balance of payments for the years 2013 through 2017:

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2013(R)	2014(R)	2015(P)	2016(P)	2017(E)
Current Account:
Goods Trade(2)
Exports	17,058.9	14,971.5	12,765.4	11,704.6	12,474.4
Imports	(26,504.7)	(25,794.5)	(22,486.5)	(20,512.9)	(21,911.6)
Balance	(9,445.8)	(10,823.0)	(9,721.1)	(8,808.3)	(9,437.2)
Services	7,633.5	7,847.4	9,578.4	10,189.8	10,957.7
Rent(3)	(2,397.0)	(3,825.9)	(4,025.2)	(4,384.6)	(4,430.6)
Unilateral Transfers(4)	58.3	122.2	(106.0)	(157.0)	(125.8)
Balance	(4,151.0)	(6,679.3)	(4,273.9)	(3,160.1)	(3,035.9)
Capital and Financial Account:
Capital Account	26.4	24.2	26.9	24.0	25.2
Financial Account	4,776.2	5,392.5	2,892.1	6,663.0	5,115.7
Direct Investment	3,236.3	4,129.6	3,966.3	5,041.0	5,432.8
Portfolio Investment	(143.8)	183.3	(693.0)	928.6	441.8
Other Capital	1,683.7	1,079.6	(381.2)	693.4	(758.9)
Assets	(1,931.6)	(5,128.4)	(5,678.8)	257.6	3,162.5
Liabilities	3,615.3	6,208.0	5,297.6	435.8	(3,921.4)
Balance	4,802.6	5,416.7	2,919.0	6,687.0	5,140.9
Errors and Omissions (net)	(761.5)	1,659.6	370.5	(2,199.7)	(3,401.4)
Overall Surplus (Deficit)	(109.9)	397.0	(984.4)	1,327.2	(1,296.4)
Financing	109.9	(397.0)	984.4	(1,327.2)	1,296.4
Total Reserves	(400.9)	(1,221.7)	77.6	(608.9)	971.2
Use of IMF credit and IMF loans	—	—	—	—	—
Exceptional Financing	510.8	824.7	906.8	(718.3)	325.2

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures for years 2013 to 2017 have been calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

Source: Instituto Nacional de Estadísticas y Censo de Panamá

Public Sector Debt

Internal Debt

As of December 31, 2017, Panama’s public sector internal debt as a percentage of GDP was 8.1% (based on an estimated nominal GDP of U.S.$61.8 billion for 2017), compared to 8.1% as of December 31, 2016 (based on estimated nominal GDP of U.S.$57.8 billion for 2016).

External Debt

As of December 31, 2017, Panama’s public sector external debt as a percentage of GDP was 29.7% (based on an estimated GDP of U.S.$61.8 billion for 2017), which represented an increase of 1.7% compared to a ratio of 29.2% as of December 31, 2016 (based on an estimated nominal GDP of U.S.$57.8 billion for 2016).

The following table sets forth the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 28

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)(2)

	2018	2019	2020	2021	2022-2053
Multilaterals
World Bank	71.2	75.8	76.9	78.5	936.2
IDB	159.6	160.6	166.6	184.0	2,078.1
CAF	48.7	56.9	72.5	80.9	763.8
EIB	2.0	2.0	3.3	3.3	26.4
OFID	4.7	4.7	4.7	4.7	37.87
Total	$286.2	$300.0	$323.9	$351.4	$3,842.3
Bilaterals	7.2	7.2	7.2	7.2	166.0
Bonds	0	0	1,185.2	368.6	10,924.3
Commercial Debt	92.0	92.0	92.0	92.0	245.1
Total	$99.3	$99.3	$1,284.5	$467.9	$11,335.3

(1)	Projections based on outstanding balance as of December 31, 2017.
(2)	Figures include external debt guaranteed by the Republic.

Source: Ministry of Economy and Finance.

International Financial Institutions.

On January 29, 2018, Panama executed a U.S.$70 million loan agreement with the CABEI, with a maturity of 15 years, with a 5 years grace period. The proceeds of the loan will be used to finance construction phase I of the Campus Gorgas project.

Tables and Supplementary Information

TABLE NO. 29

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	December 31, 2017(1) (in millions of dollars)
MULTILATERAL ORGANIZATIONS					$5,079.6
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	2,725.2
World Bank	Various	Various	Various	Semiannually	1,238.6
European Investment Bank	Floating	Various	Various	Semiannually	37.0
Development Bank of Latin America	Floating	Various	Various	Semiannually	1,022.7
OPEC Fund for International Development	Fixed	Various	Various	Semiannually	56.5
BILATERAL ORGANIZATIONS					$194.9
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	26.0
Support Groups(2)	Fixed	Various	Various	Semiannually	0.0
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	169.0
COMMERCIAL BANKS	Various	Various	Various	Various	$613.2
GLOBAL BONDS	Various	Various	Various	Various	$12,478.2
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.0
Global 2029	9.38%	Mar 31, 1999	Apr 01, 2029	Bullet	951.4
Global 2020	10.75%	July 13, 2000	May 15, 2020	Bullet	30.7
Global 2023	9.38%	Dec 03, 2002	Jan 16, 2023	Bullet	138.9
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.8
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.0
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.9
Global 2020	5.20%	Nov 23, 2009	Jan 01, 2020	Bullet	1,154.5
Samurai 2021(3)	1.81%	Jan 26, 2011	Jan 25, 2021	Bullet	368.6
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Various	750.0
Global 2024	4.00%	Sept 15, 2014	Sep 22, 2024	Bullet	1,250.0
Global 2025	4.00%	Mar 11, 2015	Mar 16, 2025	Bullet	1,250.0
Global 2028	3.87%	Mar 17, 2016	Mar 17, 2028	Bullet	1,254.0
Global 2047	4.50%	May 4, 2017	May 15, 2047	Various	1,168.3
TOTAL					$18,366.3

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2017.
(2)	Various currencies.
(3)	Payable in Japanese Yen.

Source: Ministry of Economy and Finance.

TABLE NO. 30

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortization	December 31, 2017 (1) (in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$23.8
Total					$23.8

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2017.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 31

Internal Funded Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2017 (in millions of dollars)
Bonds
Treasury Bonds 2022	5.6%	Bullet	Jan 30, 2012	Jul 25, 2022	$399.88
Treasury Bonds 2022	5.6%	Bullet	Mar 16, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Apr 09, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	May 11, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Jun 22, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Jul 06, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Jul 27, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Aug 17, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Aug 24, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Aug 31, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 07, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 18, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 21, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 28, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 05, 2012	Jul 25, 2022	$13.30
Treasury Bonds 2022	5.6%	Bullet	Oct 19, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 26, 2012	Jul 25, 2022	$16.75
Treasury Bonds 2022	5.6%	Bullet	Nov 02, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 09, 2012	Jul 25, 2022	$23.71
Treasury Bonds 2022	5.6%	Bullet	Nov 20, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 23, 2012	Jul 25, 2022	$15.50
Treasury Bonds 2022	5.6%	Bullet	Nov 30, 2012	Jul 25, 2022	$25.90
Treasury Bonds 2022	5.6%	Bullet	Dec 21, 2012	Jul 25, 2022	$119.00
Total					$1,364.04
Treasury Bonds 2024	4.9%	Bullet	Nov 20, 2013	May 24, 2024	$100.00
Treasury Bonds 2024	4.9%	Bullet	June 21, 2016	May 24, 2024	$300.00
Treasury Bonds 2024	4.9%	Bullet	Jul 19, 2016	May 24, 2024	$150.00

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2017 (in millions of dollars)
Treasury Bonds 2024	4.9%	Bullet	Aug 01, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Oct 11, 2016	May 24, 2024	$98.50
Treasury Bonds 2024	4.9%	Bullet	Mar 14, 2017	May 24, 2024	$125.00
Treasury Bonds 2024	4.9%	Bullet	May 16, 2017	May 24, 2024	$32.00
Treasury Bonds 2024	4.9%	Bullet	Jun 20, 2017	May 24, 2024	$50.00
Treasury Bonds 2024	4.9%	Bullet	Jul 11, 2017	May 24, 2024	$145.00
Total					$1,150.5
Total Treasury Bonds					$2,514.54
Notes
Treasury Notes 2018	5.0%	Bullet	Jun 21, 2011	Jun 15, 2018	$257.97
Treasury Notes 2018	5.0%	Bullet	Jul 26, 2011	Jun 15, 2018	$100.00
Treasury Notes 2018	5.0%	Bullet	Sep 20, 2011	Jun 15, 2018	$80.00
Treasury Notes 2018	5.0%	Bullet	Oct 11, 2011	Jun 15, 2018	$100.00
Treasury Notes 2018	5.0%	Bullet	Oct 04, 2012	Jun 15, 2018	$455.97
Treasury Notes 2018	5.0%	Prepurchase		Jul 26, 2016	$(324.34)
Total					$669.60
Treasury Notes 2021	4.9%	Bullet	Feb 04, 2014	Feb 05, 2021	$17.22
Treasury Notes 2021	4.9%	Bullet	Feb 25, 2014	Feb 25, 2021	$105.01
Treasury Notes 2021	4.9%	Bullet	Mar 18, 2014	Feb 25, 2021	$148.50
Treasury Notes 2021	4.9%	Bullet	Apr 08, 2014	Feb 25, 2021	$51.38
Treasury Notes 2021	4.9%	Bullet	Apr 22, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	May 13, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	May 20, 2014	Feb 25, 2021	$40.00
Treasury Notes 2021	4.9%	Bullet	May 27, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	Jun 03, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Jun 10, 2014	Feb 25, 2021	$22.00
Treasury Notes 2021	4.9%	Bullet	Jun 17, 2014	Feb 25, 2021	$35.00
Treasury Notes 2021	4.9%	Bullet	Jun 24, 2014	Feb 25, 2021	$23.00
Treasury Notes 2021	4.9%	Bullet	Jul 22, 2014	Feb 25, 2021	$29.00
Treasury Notes 2021	4.9%	Bullet	Aug 05, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	Aug 19, 2014	Feb 25, 2021	$16.00
Treasury Notes 2021	4.9%	Bullet	Sep 02, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Oct 07, 2014	Feb 25, 2021	$10.00
Total					$665.20
Treasury Notes 2019	3.0%	Bullet	Jun 02, 2015	Jun 05, 2019	$125.00
Treasury Notes 2019	3.0%	Bullet	Jul 14, 2015	Jun 05, 2019	$40.00
Treasury Notes 2019	3.0%	Bullet	Aug 4, 2015	Jun 05, 2019	$45.00
Treasury Notes 2019	3.0%	Bullet	Sep 1, 2015	Jun 05, 2019	$25.00
Treasury Notes 2019	3.0%	Bullet	Oct 6, 2015	Jun 05, 2019	$30.00
Treasury Notes 2019	3.0%	Bullet	Nov 17, 2015	Jun 05, 2019	$25.00
Treasury Notes 2019	3.0%	Bullet	Jan 19, 2016	Jun 05, 2019	$18.75
Treasury Notes 2019	3.0%	Bullet	Feb 23, 2016	Jun 05, 2019	$28.00
Treasury Notes 2019	3.0%	Bullet	Mar 15, 2019	Jun 05, 2019	$24.00
Treasury Notes 2019	3.0%	Bullet	Apr 05, 2016	Jun 05, 2019	$40.00
Treasury Notes 2019	3.0%	Bullet	May 17, 2016	Jun 05, 2019	$58.45
Treasury Notes 2019	3.0%	Bullet	Jul 05, 2016	Jun 05, 2019	$120.00
Treasury Notes 2019	3.0%	Bullet	Aug 16, 2016	Jun 05, 2019	$28.50
Total					$607.70

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2017 (in millions of dollars)
Treasury Notes 2023	3.0%	Bullet	Sep 26, 2017	Sep, 29, 2023	$60.00
Treasury Notes 2023	3.0%	Bullet	Oct 24, 2017	Sep, 29, 2023	$36.50
Treasury Notes 2023	3.0%	Bullet	Nov 21, 2017	Sep, 29, 2023	$22.00
Total					$118.50
Total Treasury Notes					$2,061.00

Source: Ministry of Economy and Finance.